UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

        DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

October 28, 2005

Roger Mohlman
Chief Financial Officer
American Water Star, Inc.
4560 South Decatur Boulevard
Las Vegas, Nevada 89103

 Re: American Water Star, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarters Ended June 30, 2005 and March
31,
2005
   File No. 1-32220

Dear Mr. Mohlman:

     We have reviewed your response dated October 5, 2005 to our
comment letter dated July 29, 2005. We have completed our review
of
your Form 10-K and related filings and have no further comments at
this time.

Sincerely,

Michael Moran
Branch Chief
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